UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days. **Nature of Amendment:** Attaching reviewed financial statements for 2024 and 2023

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Real Estate for America, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    March 8, 2016

Physical address of issuer
298 Kingsbury Grade, Suite 2E, Stateline, NV 89449

Website of issuer
www.investkinlux.com

Name of intermediary through which the Offering will be conducted

Andes Capital Group

CIK number of intermediary
0001348811

SEC file number of intermediary
008-67202

CRD number, if applicable, of intermediary
000139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party *"Escrow Agent"* **which the Offering will utilize**
North Capital Private Securities

Type of security offered
Tokens

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,235,000.00

Deadline to reach the target offering amount
August 15, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,497,367.00	$4,086,358.00
Cash & Cash Equivalents	$22,561.00	$15,777.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$18,858.00	$8,689.00
Long-term Debt	$2,317,298.00	$1,724,697.00
Revenues/Sales	$212,352.00	$497,687.00
Cost of Goods Sold	$569,057.00	$682,855.00
Taxes Paid	$0.00	$0.00
Net Income	-$622,228.00	-$406,249.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 21, 2025

FORM C/A

Up to $1,235,000.00

Real Estate for America, Inc



Tokens

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Real Estate for America, Inc , a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Tokens of the Company (which we may refer to as the "Tokens" or the "Securities"). Each Token is a digital representation of one share of the Company's common stock and carries all of the rights of a share of common stock. The Tokens are subject to significant restrictions on transfer for the first twelve months after purchase. Commencing as of the twelfth month of the first closing of the sale of Tokens in this Offering, we intend to cause the Tokens to be traded on the KoreConx.com platform. Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 (the "Minimum Offering Amount") and up to $1,235,000.00 (the "Maximum Offering Amount") from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $350.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Andes Capital Group (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$350.00	$10.50	$350.00
Aggregate Minimum Offering Amount	$50,000.00	$1,500.00	$48,500.00
Aggregate Maximum Offering Amount	$1,235,000.00	$37,050.00	$1,197,950

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 28, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.investkinlux.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A, and no source other than Andes Capital Group (the "Intermediary") has been authorized to host this Form C/A and the Offering. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Real Estate for America, Inc (the "Company") is a Nevada corporation, formed on March 8, 2016. The Company is currently also conducting business under the name of Kinlux Family Rentals .

The Company's principal offices are is located at 298 Kingsbury Grade, Suite 2E, Stateline, NV 89449.

The Company's website is www.investkinlux.com

The Company's primary objective is to identify distressed commercial properties to purchase, to remodel these properties and convert them into luxury multi-room Motel/AirBnB's for larger groups and families. We do not intend to finance properties with debt but expect to purchase the first property with the net proceeds we receive from this Offering. We will utilize creativity with each property to make these properties an experience for the renters. This will only help with more renters at higher prices and more profit for the Company. The investments will not be attached to any single property but more as a pool of funds to purchase the properties. At first we will be focusing on the Lake Tahoe NV, CA area and as the Company grows we will identify other resort areas around the United States and eventually around the world to extend the KINLUX name. The Company will manage the properties internally through our internal staff. The Company will handle all listings through various channels for example: Hotels.com, AirBnB, VRBO, Booking.com and others online rental listing channels.

We have identified a couple of properties for acquisition. Investors will have the opportunity to evaluate our investments before we make them. The Investors will not have actual Common Shares Voting rights, however, we will be holding surveys for ideas and evaluations of our projects.

We currently manage four properties, including two in Nevada, one in California and one in Wisconsin, from which we generated an aggregate of approximately $212,000 in rental income during 2024. The properties are owned by Ken Burrows, the principle of the Company, with no management agreements in place.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Property

Property name	Address	Property type

The Offering

Minimum amount of Tokens being offered	50,000
Total Tokens outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Tokens	1,235,000

Total Tokens outstanding after Offering (if maximum amount reached)	1,235,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$350.00
Offering deadline	August 15, 2025
Use of proceeds	See the description of the use of proceeds on page 20,21 hereof.
Voting Rights	See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

During the last two, years, the Company has incurred losses from operations. We cannot guarantee investors that we will operate profitably in the future.

Currently the Monthly income is not sufficient to satisfy monthly cash burn.

The company has suffered losses in (at least) each of the last two years and there is no guarantee that the company will achieve profitability.

The reason for the losses are the regulations surrounding residential vacation homes in Lake Tahoe. We do not have our permits to rent the homes we currently manage. Hence the reason we are transitioning into Commercial properties. Once we are able to secure more Commercial properties the Company will be profitable very quickly.

***The company may not generate sufficient cash flow to service its debt and debt service payments** may comprise a considerable portion of the company's cash flow.*

*The Company's success depends on the experience and skill of the board of directors, its **executive officers and key employees.***
In particular, the Company is dependent on Ken Burrows; our director and executive officer. The Company has or intends to enter into employment agreements with each of our executive officers, although there can be no assurance that it will do so or that any of such individuals will continue to be employed by the Company for a particular period of time. The loss of the named director or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to *sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on key personnel to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of our key personnel leave the Company, die or become disabled, the Company may not have sufficient funds to replace such individuals with comparable staff. The loss of such person could negatively affect the Company and its operations.

The failure of our properties to generate positive cash flow or to sufficiently appreciate in value would most likely preclude our stockholders from realizing an attractive return, or any return, on their investment in the Company.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally illiquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

We may not have control over costs arising from renovation of properties.

We expect to acquire properties that require renovation and rehabilitation. We intend to retain independent general contractors to perform the actual physical renovation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of renovation and/or construction, and a contractor's ability to build in conformity with plans and specification.

Maintaining a property in good condition is costly.

13

As described in this Form C/A, we intend to rent our properties to customers on a short-term basis. Renters may not have the same interest as an owner in maintaining a property and its contents and do not participate in any appreciation in the value of the property. Accordingly, renters may damage a property and its contents, and may not be forthright in reporting damages or amenable to repairing them completely or at all. A property may need repairs and/or improvements after a renter vacates the premises, the costs of which may exceed any security deposit provided by the tenant when the property was originally leased or rented.

We may be required to expend a substantial amount to maintain our properties. Failure to do so may materially impair the property's ability to generate cash flow. Additionally, the effects of poor construction quality will increase over time in the form of increased maintenance and capital improvements. Even superior construction will deteriorate over time if management does not schedule and perform adequate maintenance in a timely fashion. There can be no assurance that a property will generate sufficient cash flow to cover the increased costs of maintenance and capital improvements in addition to paying debt service on the mortgage loan(s) that may encumber that property. Even if a tenant does not mistreat a property, needed repairs due to ordinary course wear and tear, general maintenance and general capital expenditure costs could also require significant expenditures.

We may not be able to rent properties we acquire as anticipated.
The success of the Company's properties will be largely dependent upon the ability of our management and/or leasing and rental agents to ensure a regular occupancy of our properties. Any failure to maintain high occupancy rates at our properties will negatively impact cash flow and operations and bear on our ability to pay distributions to our Token holders.

The Company will be subject to risks related to the geographic location of the properties it acquires.
The Company intends to acquire, lease, and sell real estate assets, first in the Lake Tahoe, California/Nevada area and thereafter to expand to other geographic areas. If the Lake Tahoe real estate markets or general economic conditions in this geographic area decline, the Company may not be able to maintain consistent occupancy rates, which may materially adversely affect the Company's business, financial condition or results of operations.

Real estate investments have inherent risks.
Local market conditions may significantly affect occupancy and rental rates, which may have a material adverse effect on your investment. Other risks include: unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing as well as plant closings, industry slowdowns, a decline in household formation or employment (or lack of employment growth), conditions that could cause an increase in the operating expenses of a property (such as increases in property taxes, utilities, property management fees and routine maintenance), and other factors affecting the local economy; adverse changes in local real estate market conditions, such as a reduction in demand for (or an oversupply of) vacation and other residential rental properties or increased competition; construction or physical defects in a property that could affect market value or cause us to make unexpected expenditures for repairs and maintenance; adverse use of adjacent or neighboring real estate; changes in real property tax rates and assessments, zoning laws or regulatory restrictions, including rent control or rent stabilization laws or other laws regulating similar properties that could limit our ability to increase rents or sell a property or properties, as applicable; or damage to or destruction of a property, or other catastrophic or uninsurable losses.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of both commercial real estate and residential real estate properties.

We intend to invest in real estate, which is generally illiquid as an asset class. Real estate investments are not as liquid as other types of assets.

Because real estate investments are relatively illiquid, the Company's ability to promptly sell one or more properties or investments in its portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The Company's success will depend upon the acquisition of real estate, and the Company may be unable to consummate acquisitions or dispositions on advantageous terms, and the acquired properties may not perform as the Company expects.

The Company intends to acquire real estate assets. The acquisition of real estate entails various risks, including the risks that the Company's real estate assets may not perform as they expect, that the Company may be unable to integrate assets quickly and efficiently into its existing operations and that the Company's cost estimates for the rentals and/or sale of a property may prove inaccurate.

The Company will have to conduct its own due diligence on potential investment properties.

There is generally limited publicly available information about real properties, and the Company must therefore rely on due diligence conducted by the Company. Should the Company's pre-acquisition evaluation of the physical condition of each new investment fail to detect certain defects or necessary repairs, the total investment cost could be significantly higher than expected. Furthermore, should the Company's estimates regarding the current or anticipated occupancy rate and rental payments may end up being too high, or the estimates on the costs of maintenance and/or improving an acquired property prove too low, its assumptions regarding the current or anticipated occupancy rate and rental payments end up being too high, or its estimates of the time required to develop or achieve occupancy prove too optimistic, the profitability of the investment may be adversely affected.

Competition for real estate investments may increase our costs and reduce returns, if any.

The Company will experience competition for real property investments from individuals, corporations, and bank and insurance Company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high-quality commercial properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

We may incur significant costs complying with laws, regulations and covenants that are applicable to our properties and operations.

We expect that our properties are and will be subject to various federal, state and local laws and regulatory requirements, including, without limitation, permitting and licensing requirements. Compliance with these laws will be expensive and time consuming and will divert management's attention from its core obligations. Our failure to comply with existing laws and obtain required permits and licenses could, among other things, result in monetary fines, private litigation and have a material adverse effect on our business, financial condition and results of operations. Evolving regulations could impose additional restrictions and fees that could impact overall returns.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include less travelers and lock downs which could affect rental income. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality management, planners, engineers, cleaners personnel in the future. We compete with other companies engaged in real estate services and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our expected rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

Management will have discretion over the use of proceeds from this offering and could spend or invest those proceeds in ways with which you might not agree.

Our management will have broad discretion with respect to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We currently expect to use these proceeds to identify and purchase one or more properties and for other general corporate purposes. If our expectations regarding financial performance and business needs prove to be inaccurate as a result of changes in our business and industry, we may use the proceeds in a manner significantly different from our current plans.

Risks Related to the Securities

The Tokens will not be freely tradable until one year from the initial purchase date. Although the Tokens may be tradable under federal securities law, state securities regulations may apply

and each Purchaser should consult with his or her attorney. The Platform for trading the Tokens after one year will be Koreconx.com.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Tokens . Because the Tokens have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Tokens have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Tokens may also adversely affect the price that you might be able to obtain for the Tokens in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Ken Burrows - CEO.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company. Proceeds will be determined based on amount of raise, property acquisitions and expenses of the Company.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, Ken Burrows, the Company's chief executive officer and a director, owns 100.0% of the outstanding stock in the Company. If we sell the target offering amount, he will own 99.67% of the outstanding common stock and if we sell the maximum amount of the Securities offered, he will own 91.8% of the outstanding common stock. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, Mr. Burrows may be able to exercise significant influence over matters requiring owner approval, including the election of directors, the issuance of additional securities of the Company and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Burrows may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

We have arbitrarily set the offering price for the Securities.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

Real Estate for America, Inc (the "Company") is a Nevada corporation, formed on March 8, 2016. The Company is currently also conducting business under the name of Kinlux Family Rentals . The Company's principal offices are is located at 298 Kingsbury Grade, Suite 2E, Stateline, NV 89449.

The Company's website is www.investkinlux.com

The Company does not currently own or lease any real property.

We currently manage four properties, including two in Nevada, one in California and one in Wisconsin, from which we generated an aggregate of approximately $212,000 in rental income during 2024. The properties are owned by Ken Burrows, the principle of the Company, with no management agreements in place.

Business Plan

KINLUX's meaning is KIN = Family and LUX = Luxury. With Residential Vacation Rentals declining and Commercial Real Estate Prices declining, this is a prime time to capitalize on a new market. We will begin acquiring properties in the Lake Tahoe area to start and with the right investor we will expand to other resort areas across the World. Making KINLUX a household name for large Family retreats and larger groups Vacation destinations. We plan to utilize the the proceeds from the sale of Tokens to purchase Commercial distressed properties, build and remodel the properties into High-End Vacation Rentals and hire key personnel for nationwide expansion. These strategic investments will increase cash flow and enhance our market presence. Investors can expect significant returns through increased rent's cash flow, property equity values and the overall value of the Company.

Managing Entity
None.

Litigation

None.

Intellectual Property
The Company is dependent on the following intellectual property:

Name reservation for Kinlux on 1/15/25. Trademark has not been filed but is in the process.

Other

The Company conducts business in Nevada and California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$1,500	3.00%	$37,050
Estimated Attorney Fees	0.00%	$0	0.93%	$11,500
Estimated Accountant/Auditor Fees	0.00%	$0	0.20%	$2,500
General Marketing	0.00%	$0	5.10%	$62,950
Purchase of Real Property	0.00%	$0	72.87%	$900,000
Future Wages	0.00%	$0	12.15%	$150,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	0.40%	$5,000
General Working Capital	97.00%	$47,500	4.41%	$54,400
Onboarding - Broker/Dealer	0.00%	$2,500	0.20%	$2,500
Trading Software	0.00%	$0	0.74%	$9,100
Total	**100.00%**	**$50,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Management will have discretion over the use of proceeds from this offering. The company is purchasing real estate but management has not selected any specific properties as of the date of the offering document.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As the Company sees fit to operate the businesses functionality. The company is currently raising up to $1.235 million under Regulation CF. We plan to file an amendment to this Form C/A to increase the offering amount to

up to $5 million upon obtaining audited financial statements, subject to regulatory approval and compliance with SEC requirements. The use of proceeds may change at that time.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ken Burrows

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder/CEO, March 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real Estate for America, Inc, Founder/CEO, March 2016-Present. Manage and own Vacation Rentals for the Company. Saveunited.org d/b/a Mortgages for America, CEO/Owner, November 2011-Present. CEO/Owner and a Licensed Broker/Loan Originator. Managed the entire company and personally originate/process loans for hired Loan Originators. Process through FHA, VA, USDA, Conventional, and Jumbo loans.

Education

Bachelor of Arts - Legal Studies Mortgage Broker/Loan Officer License

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ken Burrows

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder/CEO, March 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real Estate for America, Inc, Founder/CEO, March 2016-Present. Manage and own Vacation Rentals for the Company. Saveunited.org d/b/a Mortgages for America, CEO/Owner, November 2011-Present. CEO/Owner and a Licensed Broker/Loan Originator. Manage the entire company and personally originate/process loans for hired Loan Originators. Process through FHA, VA, USDA, Conventional, and Jumbo loans.

Education

Bachelor of Arts - Legal Studies Mortgage Broker/Loan Officer License

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Nevada and California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: **Complete table below.**

Type of security	Common Stock Shares
Amount outstanding	15,000,000
Voting Rights	Non-Voting
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No limits
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	NA

The Company has the following debt outstanding: Currently the Company doesn't have any debt attached to the Company.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Ken Burrows is the sole owner of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ken Burrows	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have been in business since 2016, mainly specializing in vacation rentals in the Lake Tahoe, California area. Our business model is to purchase larger distressed properties that need full makeovers and turn them into profitable vacation rentals. However, due to increasing local regulations in Lake Tahoe and around the country, local governments are slowly eliminating vacation rentals and we are being forced to change our business model. Our new business model is to purchase distressed commercial properties, remodel them and turn them into luxury and creative multi-room spaces for large families and larger groups. Then classify them as a Motel/Hotel to keep everything legal.

The Company expects to achieve profitability in the next 12 months by following these steps:

1. Identify & purchase distressed properties.

2. Renovate and remodel the properties.

3. Hire additional key personnel.

4. Enhance market presence.

5. 2nd. Level - Expand properties nationwide.

6. 3rd. Level – Expand properties worldwide

Liquidity and Capital Resources

We have cash flow from operations, we are operating at a loss and we are making monthly debt payments in the amount of $17,090.

We currently generate cash flow from the management services we provide to four properties. We also incur considerable expenses, including maintenance, cleaning and fees payable to Koreconx, our transfer agent.

We plan to utilize the proceeds we receive from the sale of Tokens to purchase Commercial distressed properties, renovate and remodel the properties into High-End Vacation Rentals and hire key personnel for nationwide expansion. We believe that these strategic investments will increase cash flow and enhance our market presence.

The Company has the following sources of capital in addition to the proceeds from the Offering: Cash on hand, an equity line in the amount of $125,000, and a credit line in the amount of $25,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,235,000 of Tokens for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 15, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion for up to 180 days. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. All Agreements and other documents will be handled through the portal through Koreconx software. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. Cancellation instructions can be found on the Intermediary's website at https://www.andescap.com/. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $350.00.

Upon the closing of the Minimum Offering Amount and at each subsequent closing, all funds then held in escrow will be released to the Company and Koreconx, as the transfer agent for the Tokens, will transmit be email to each subscriber whose offer to purchase Tokens has been accepted by the Company notice of the issuance of Tokens and a link to the investor's portfolio where the subscriber can view the Tokens.

The Offering is being made through KoreConX, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar
Andes Capital Group will be the transfer agent with Koreconx will serve as the registrar software platform.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
Our articles of incorporation authorize the issuance of 1,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of Class A Non-Voting Common Stock, no par value per share. The common stock and Class A Non-Voting Common Stock are identical in all respects except that holders of Class A Non-Voting Common Stock are not entitled to vote on any matters, except as otherwise required by law.

Each Token sold in the offering is a digital representation of a share of our Class A Non-Voting Common Stock. Tokens represent a fractional ownership in our Company and are not convertible into cash or cryptocurrencies.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company will allow shareholders to sell shares to other investors and/or the Company after the initial 12-month lock period.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Tokens.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

From time to time, the Company's President pays expenses of the Company for which the Company reimburses him.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company is currently raising up to $1.235 million under Regulation CF. The Company plans to increase the maximum offering amount to up to $5 million upon obtaining audited financial statements, subject to regulatory approval and compliance with SEC requirements.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ken Burrows
(Signature)

Ken Burrows
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Ken Burrows
(Signature)

Ken Burrows
(Name)

Founder/CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Ken Burrows , being the founder of Real Estate for America, Inc , a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2024 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2024, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Ken Burrows
(Signature)

Ken Burrows
(Name)

Founder/CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Real Estate for America, Inc. (the "Company")
a Nevada Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Real Estate for America, Inc. Management

We have reviewed the accompanying financial statements of Real Estate for America, Inc., (the Company), d/b/a Kinlux which comprise the statement of financial position as of December 31, 2023 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 13, 2025

REAL ESTATE FOR AMERICA, INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	22,561	15,777
Prepaid Expense	1,854	3,581
Total Current Assets	24,415	19,358
Non-Current Assets:		
Fixed Assets - Net	4,472,952	4,067,000
Total Non-Current Assets	4,472,952	4,067,000
TOTAL ASSETS	4,497,367	4,086,358
LIABILITIES AND EQUITY		
Current Liabilities:		
Interest Payable	12,092	4,424
Other Current Payable	6,765	4,264
Total Current Liabilities	18,858	8,689
Non-Current Liabilities:		
Mortgage Payable - Interest Bearing	2,302,993	1,710,393
Mortgage Payable - Non-Interest Bearing	14,304	14,304
Total Non-Current Liabilities	2,317,298	1,724,697
TOTAL LIABILITIES	2,336,155	1,733,386
EQUITY		
APIC	3,666,493	3,236,493
Retained Earnings	(1,505,281)	(883,521)
TOTAL EQUITY	2,161,211	2,352,972
TOTAL LIABILITIES AND EQUITY	4,497,367	4,086,358

See Accompanying Notes to these Unaudited Financial Statements

REAL ESTATE FOR AMERICA, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Rental Income	212,352	497,687
Cost of Rental	(126,731)	(174,390)
Gross Profit	85,621	323,297
Operating Expenses		
Advertising	3,817	4,901
General and Administrative	241,871	299,654
Payroll Expense	21,242	31,872
Professional Fees	83,601	150,610
Depreciation Expense	218,526	195,818
Total Operating Expenses	**569,057**	**682,855**
Total Loss from Operations	**(483,435)**	**(359,558)**
Other Income (Expense)		
Other Income	470	10,014
Interest Expense	(139,262)	(56,704)
Total Other Income (Expense)	**(138,792)**	**(46,691)**
Net Income (Loss)	**(622,228)**	**(406,249)**

See Accompanying Notes to these Unaudited Financial Statements

REAL ESTATE FOR AMERICA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	2,801,498	(304,966)	2,496,531
Additional Paid-In Capital	-	-	434,995	-	434,995
Prior Period Error	-	-	-	(172,306)	(172,306)
Net income (loss)	-	-	-	(406,249)	(406,249)
Ending balance at 12/31/23	-	-	3,236,493	(883,521)	2,352,972
Additional Paid-In Capital	-	-	430,000	-	430,000
Prior Period Error	-	-	-	467	467
Net income (loss)	-	-	-	(622,228)	(622,228)
Ending balance at 12/31/24	-	-	3,666,493	(1,505,281)	2,161,211

See Accompanying Notes to these Unaudited Financial Statements

REAL ESTATE FOR AMERICA, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(622,228)	(406,249)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Error	467	(172,306)
Depreciation	218,526	195,818
Prepaid Expense	1,727	(1,842)
Interest Payable	7,668	(105)
Other Current Payable	2,501	(446)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	230,889	21,120
Net Cash provided by (used in) Operating Activities	(391,339)	(385,128)
INVESTING ACTIVITIES		
Fixed Assets	(624,479)	
Net Cash provided by (used in) Investing Activities	(624,479)	
FINANCING ACTIVITIES		
Mortgage Payable - Interest Bearing	592,601	(41,476)
APIC	430,000	434,995
Net Cash provided by (used in) Financing Activities	1,022,601	393,519
Cash at the beginning of period	15,777	7,387
Net Cash increase (decrease) for period	6,783	8,390
Cash at end of period	22,561	15,777

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Real Estate for America, Inc., ("the Company"),d/ba Kinlux was formed in Nevada on March 26, 2016. The Company generates and plans to continue earning revenue from short-term vacation rental income. It will utilize various online platforms for vacation rentals, including Airbnb, VRBO, Booking.com, Hotels.com, among others. The Company's headquarters is in Stateline, Nevada. The Company's customers are located in the United States.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,561 and $15,777 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the short-term rental of its Real Estate properties through various online platforms. Payments are typically collected at the time the rental request is confirmed or at the time of service. The Company's primary performance obligation is to maintain the property listings and continue renting the properties.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of supplies, utilities, sales taxes, insurance, and other miscellaneous expenses.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into multiple mortgage agreements for its properties, which include both interest-bearing and non-interest-bearing components. The interest-bearing mortgages have rates ranging from 3.25% to 9.25%, with outstanding balances of $2,302,993 and $1,710,393 as of December 31, 2024, and 2023, respectively. Meanwhile, the non-interest-bearing mortgages had an outstanding balance of $14,304 for both years.

NOTE 6 – EQUITY

The Company has authorized 1,000 common shares with a par value of $1 per share. No shares were issued and outstanding as of 2024 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 13, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.